Prospectus - August __, 2003

Contracts. The contracts described in this prospectus are group deferred variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading This Prospectus is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page ___

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

The Funds

AIM Mid Cap Core Equity Fund (Class A)*	ING VP Strategic Allocation Balanced Portfolio (Class R)
Baron Growth Fund*	ING VP Strategic Allocation Growth Portfolio (Class R)
Franklin Small Cap Value Securities Fund (Class 2)	ING VP Strategic Allocation Income Portfolio (Class R)
ING Alger Aggressive Growth Portfolio (Service Class)	Janus Adviser Balanced Fund (Class I)*
ING T. Rowe Price Growth Equity Portfolio (Service Class)	Lord Abbett Mid-Cap Value Fund (Class A)*
ING Van Kampen Comstock Portfolio (Service Class)	Oppenheimer Global Fund (Class A)*
ING VP Bond Portfolio (Class R)	Oppenheimer Main Street Fund® (Class A)*Pioneer Fund (Class A)*
ING VP Index Plus LargeCap Portfolio (Class R)	Pioneer High Yield Fund (Class A)*
ING VP International Value Portfolio (Class R)	Scudder Equity 500 Index Fund (Investment Class)*
ING VP Small Company Portfolio (Class R)	

*This fund is available to the general public. See "Additional Risks of Investing in the Funds."

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed above. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option. Fixed Plus Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Plus Account in an appendix to this prospectus.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus at page ___ and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Getting Additional Information. You may obtain the August ___, 2003, Statement of Additional Information (SAI) by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operations of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page ___ of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

TABLE OF CONTENTS

Contract Overview:..
Who's Who
The Contract and Your Retirement Plan
Contract Rights
Contract Facts
Questions: Contacting the Company (sidebar)
Sending Forms and Written Requests in Good Order (sidebar)
Contract Phases: Accumulation Phase, Income Phase **...**

Fee Table ....
Condensed Financial Information ....
Investment Options ....
Transfers ....
Contract Purchase and Participation ....
Contract Ownership and Rights ....
Right to Cancel ....
Fees ....
Your Account Value ....
Withdrawals ....
Loans ....
Systematic Distribution Options ....
Death Benefit ....
The Income Phase ....
Taxation ....
Other Topics ....
The Company — Variable Annuity Account C — Performance Reporting — Voting
Rights — Contract Distribution — Contract Modification — Legal Matters and
Proceedings — Payment Delay or Suspension — Transfer of Ownership; Assignment
— Account Termination — Intent to Confirm Quarterly

Contents of the Statement of Additional Information ....
Appendix I — Fixed Plus Account ....
**Appendix II — Participant Appointment of Employer as Agent Under an
Annuity Contract** ....
Appendix III — Fund Descriptions ....

Contract Overview

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 457, or 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans or in some plans under 401(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend on the payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding and taxation. See "Withdrawals," "Taxation," and "The Income Phase."

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. **The Accumulation Phase** (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Option, or
(b) Variable Investment Options.
   (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)



    STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase The contract offers several payment options. See "The Income Phase." In general, you may:

➢ Receive income phase payments over a lifetime or for a specified period;
➢ Receive income phase payments monthly, quarterly, semi-annually or annually;
➢ Select an option that provides a death benefit to beneficiaries; and
➢ Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

In This Section:

➢ Maximum Contract Holder
   Transaction Expenses
➢ Separate Account Annual
   Expenses
➢ Total Annual Fund Operating
   Expenses
➢ Fees Deducted by the Funds
➢ Hypothetical Examples

See "Fees" for:

➢ How, When and Why Fees
   are Deducted;
➢ Reduction, Waiver and/or
   Elimination of Certain Fees;
   and
➢ Premium and Other Taxes.

See "The Income Phase" for:
➢ Fees During the Income
   Phase.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn) 5%

[1]This is a deferred sales charge. For lump sum payments, there is no early withdrawal charge. For installment payments we waive the withdrawal charge except on distributions for "in service transfers" of amounts the Company received via payroll reduction under this contract to another 403(b), 457(b) or 401(a) product provider for the employer. The early withdrawal charge reduces over time. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
   (as a percentage of average account value)

Mortality and Expense Risk Charge	1.00%[2]
Administrative Expense Charge	0.00% - 0.25%[3]
Total Separate Account Annual Expenses	1.00% - 1.25%

[2] This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "Fees - Mortality and Expense Risk Charge."
[3] We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. See "Fees - Administrative Expense Charge."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses*	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.38%	1.58%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.25% and 1.43%, respectively. The Fund having the minimum expense percentage is subject to a fee waiver or expense reimbursement arrangement through April 24, 2005 that limits the Fund's total expenses to 0.25%. The fund having the maximum expense percentage is not subject to any fee waiver or expense reimbursement.

5

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectus for additional information.

How Fees are Deducted. Fund fees are not deducted from account values. Instead, fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2002.

Fund Expense Table[1]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM Mid Cap Core Equity Fund (Class A)	0.70%	0.35%	0.38%	1.43%	--	1.43%
Baron Growth Fund	1.00%	0.25%	0.10%	1.35%	--	1.35%
Franklin Small Cap Value Securities Fund (Class 2)	0.59%	0.25%	0.20%	1.04%	0.03%	1.01%
ING Alger Aggressive Growth Portfolio (Service Class)	0.85%	--	0.45%	1.30%	--	1.30%
ING T. Rowe Price Growth Equity Portfolio (Service Class)	0.60%	--	0.40%	1.00%	--	1.00%
ING Van Kampen Comstock Portfolio (Service Class)	0.60%	--	0.60%	1.20%	--	1.20%
ING VP Bond Portfolio (Class R)	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus LargeCap Portfolio (Class R)	0.35%	--	0.10%	0.45%	--	0.45%
ING VP International Value Portfolio (Class R)	1.00%	--	0.58%	1.58%	0.58%	1.00%
ING VP Small Company Portfolio (Class R)	0.75%	--	0.12%	0.87%	--	0.87%
ING VP Strategic Allocation Balanced Portfolio (Class R)	0.60%	--	0.17%	0.77%	0.07%	0.70%
ING VP Strategic Allocation Growth Portfolio (Class R)	0.60%	--	0.17%	0.77%	0.02%	0.75%
ING VP Strategic Allocation Income Portfolio (Class R)	0.60%	--	0.17%	0.77%	0.12%	0.65%
Janus Adviser Balanced Fund (Class I)	0.65%	0.25%	0.29%	1.19%	0.02%	1.17%
Lord Abbett Mid-Cap Value Fund (Class A)	0.54%	0.39%	0.32%	1.25%	--	1.25%
Oppenheimer Global Fund (Class A)	0.67%	0.23%	0.33%	1.23%	--	1.23%
Oppenheimer Main Street Fund® (Class A)	0.46%	0.24%	0.29%	0.99%	--	0.99%
Pioneer Fund (Class A)	0.58%	0.25%	0.28%	1.11%	--	1.11%
Pioneer High Yield Fund (Class A)	0.63%	0.25%	0.22%	1.10%	--	1.10%
Scudder Equity 500 Index Fund (Investment Class)	0.05%	--	0.33%	0.38%	0.13%	0.25%

Footnotes to "Fund Expense Table"

(1)   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

FOOTNOTES TO BE UPDATED

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses, and the fund fees and expenses.

Example 1: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$	$	$	$	$	$	$	$

Example 2: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$	$	$	$	$	$	$	$

* This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Condensed Financial Information

Understanding Condensed Financial Information. As of the date of this prospectus, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

Investment Options

The contract offers variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix III. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, by calling the Company at the telephone number listed in "Contract Overview – Questions," by accessing the SEC's web site, or by contacting the SEC Public Reference Room.

Fixed Interest Option. For a description of the Fixed Plus Account, see Appendix I.

Selecting Investment Options

- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed**. Read this prospectus, the fund prospectuses and the Fixed Plus Account appendix.

Limits on Option Availability. Some investment options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account.   If you have an outstanding 403(b) loan, you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account counts toward these limits. If you have a loan on the account, each option counts toward the limit, even after the full value is transferred to other options.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of payments to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds.

Variable Funds. (Mixed and Shared Funding) Some of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "variable funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

➢ Mixed—bought for annuities and life insurance
➢ Shared—bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

➢ AIM Mid Cap Core Equity Fund (Class A)
➢ Baron Growth Fund
➢ Janus Adviser Balanced Fund (Class I)
➢ Lord Abbett Mid-Cap Value Fund (Class A)
➢ Oppenheimer Global Fund (Class A)
➢ Oppenheimer Main Street Fund® (Class A)
➢ Pioneer Fund (Class A)
➢ Pioneer High Yield Fund (Class A)
➢ Scudder Equity 500 Index Fund (Investment Class)

See "Taxation—403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the variable funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each variable fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

Transfers

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "The Income Phase" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account are restricted as outlined in Appendix I and the contract. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at our Home Office, or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent Transfers. The contracts are not designed to serve as vehicles for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contracts.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract holders or participants. Such restrictions could include:

1. Not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and

2. Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders or participants.

The Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview—Questions."

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, 151 Farmington Avenue, Hartford, CT 06156-1268, phone: 1-800-262-3862, fax: (860) 723-9620.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

Contract Purchase and Participation

Contracts Available for Purchase. The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 403(b) and 457(b).

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title 1 of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), or 457 plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump-sum payments—A one-time payment to your account in the form of a transfer from a previous plan; and/or

▷ Installment payments—More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

(2) **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) **Exchanges** – If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Contract Ownership and Rights

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

➢ **Under Governmental 457 Plans.** The Tax Code requires that 457 plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

➢ **Under Tax-Exempt 457 Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457 plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

➢ **Under 403(b) or 401(a) Plans**. Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

If you participate in a group contract through a voluntary 403(b) plan, you hold all rights under the contract.

For additional information about the respective rights of the contract holder and participants under 403(b) and 401(a) Plans, see Appendix II.

Right to Cancel

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven days after we receive the required documents and written notice in good order at our Home Office. The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested.   Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

Types of Fees

There are certain types of fees or charges which you may incur under the contract:

➢ **Maximum Transaction Fees**
  ● Early Withdrawal Charge
➢ **Fees Deducted from the Subaccounts**
  ● Mortality and Expense Risk Charge
  ● Administrative Expense Charge
➢ **Fund Expenses**
➢ **Premium and Other Taxes**

Fees

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value attributable to installment payments may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. There is no early withdrawal charge on the portion of your account value attributable to lump-sum payments.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your account. The charge will never be more than 8.5% of your total purchase payments to the account, or the maximum permitted by the rules of the National Association of Securities Dealers.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
More than 10	0%

Waiver of Early Withdrawal Charge. The Early Withdrawal Charge only applies to distributions for "in service transfers" of amounts the Company received via payroll reduction under this contract where such transfers are made to another 403(b), 401(a) or 457(b) product provider for the employer. In all other instances the Early Withdrawal Charge is waived.

Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.00% annually of your account value invested in the subaccounts during the accumulation phase and 1.25% annually of your account value invested in the subaccounts during the income phase.

When/How. This fee is deducted daily from the subaccounts. We do not deduct this from the Fixed Plus Account.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

➢ The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
➢ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. The contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

➢ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
➢ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
➢ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
➢ The frequency, consistency and method of submitting payments and loan repayments;
➢ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
➢ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
➢ The projected frequency of distributions; and
➢ The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How. If charged, this fee is deducted daily from the subaccounts. We will not deduct this from the Fixed Plus Account. This fee may be assessed during the accumulation phase and the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction. If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

Fund Expenses

Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees.

Although some of the funds available under the contract may be subject to fund front-end load charges or fund-level contingent deferred sales charges, these charges are waived when the funds are purchased as investment options under the contract.

In addition, to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2002, the amount of such additional payments ranged up to 0.375% annually for affiliated funds, and 0.25% annually for unaffiliated funds, of the average net assets held in a fund by the Company.

For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

When/How. Fund fees are not deducted from your account. Fund advisory fees and expenses are reflected in the daily value of the fund shares, which will in turn affect the daily value of each subaccount.

Purpose. These amounts help to pay the fund's investment advisor and operating expenses.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

Your Account Value

During the accumulation phase, your account value at any given time equals:

➤ Account dollars directed to the Fixed Plus Account, including interest earnings to date; less
➤ Any deductions from the Fixed Plus Account (e.g. withdrawals); plus
➤ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

➤ The net assets of the fund held by the subaccount as of the current valuation; minus
➤ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
➤ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
➤ Divided by the total value of the subaccount's units at the preceding valuation;
➤ Minus a daily deduction for the mortality and expense risk charge and the administrative expense charge, if any and any other fees deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A, and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
A.   He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B.   He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

$5,000 contribution

Step 1 ↓

ING Life Insurance and Annuity Company

Step 2 ↓

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

↓   Step 3   ↓

Fund A	Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

Withdrawals

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. See "Taxation". To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview— Questions."

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

➢   Select the withdrawal amount.

●   Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, minus any applicable early withdrawal charge, plus the amount available for withdrawal from the Fixed Plus Account.

- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge for amounts withdrawn from the subaccounts. The amount available from the Fixed Plus Account may be limited.

  For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix I.

➢ Select investment options. If this is not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

➢ Properly complete a disbursement form and submit it to the Home Office.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) As of the next valuation date after we receive a request for withdrawal in good order at our Home Office; or
(2) On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege (not applicable to contracts under 457 plans). The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals).
The contract may require that the contract holder certify that you are eligible for the distribution.

Waivers of Early Withdrawal Charge and Fixed Plus Account Full and Partial Withdrawal Provisions Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

Loans

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account**.** Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account. Additional restrictions may apply under the Tax Code or due to our administrative practices. Currently loans are only available from 403(b) plans utilizing this prospectus. 457(b) plan loans will be made available sometime during 2004.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to our Home Office. Read the terms of the loan agreement before submitting any request.

Systematic Distribution Options

Features of a Systematic Distribution Option

If available under your plan, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

➢ **SWO—Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

➢ **ECO—Estate Conservation Option.** Also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

➢ **Other Systematic Distribution Options** may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company's Home Office.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to our Home Office. Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

Death Benefit

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

➢ Under contracts issued in connection with most types of plans except voluntary 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

➢ Under contracts issued in connection with voluntary 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.

2. The payment request should include selection of a benefit payment option.

3. Within seven days after we receive proof of death acceptable to us and payment request in good order at our USFS Customer Service Center, we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

➢ Lump-sum payment;

➢ Payment under an available income phase payment option (see "Income Phase—Payment Options"); and

➢ If the contract beneficiary or plan beneficiary is your spouse, payment under an available Systematic Distribution Option (not available under all plans).

The account value may also remain invested in the contract, however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest calculated from date of death at a rate specified by state law.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The Income Phase

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

➢ Start date;

➢ Income phase payment option (see the income phase payment options table in this section);

➢ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);

➢ Choice of fixed or variable income phase payments;

➢ Selection of an assumed net investment rate (only if variable income phase payments are elected); and

➢ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year and to charge up to $10 for each transfer in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview—Questions."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted

➢ When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. Although we expect to make a profit from this fee, we do not always do so.

➢ We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at our Home Office.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit—None:** All payments end upon the annuitant's death.
Life Income— Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income— Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit—None:** All payments end after the death of both annuitants.
Life Income— Two Lives— Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income— Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income— Two Lives— Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime— Guaranteed Payments	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.
Lump-Sum Payment: If the Nonlifetime—Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.	
Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3½% or 5% assumed net investment rate for variable payments).	

Taxation

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

➢ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.

➢ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.

➢ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.

➢ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service (IRS).

Taxation of Gains Prior to Distribution. Generally no amounts accumulated under the contract will be taxable prior to the time of actual distribution.

However, the IRS has stated in published rulings that a variable contract owner, including participants under Tax Code section 403(b) plans, will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Your Retirement Plan

The tax rules applicable to retirement plans vary according to plan type, and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan qualifies. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

In This Section

➢ **Introduction**

➢ **Taxation of Gains Prior to Distribution**

➢ **Your Retirement Plan**

➢ **Withdrawals and other Distributions**
  ● Taxation of Distributions
  ● Taxation of Death Benefits
  ● 10% Penalty Tax
  ● Withholding for Federal Income Tax Liability

➢ **Minimum Distribution Requirements**
➢ **Rules Specific to Certain Plans**
  ● **403(b) Plans**
  ● **401(a) Plans**
  ● **457(b) Plans**

➢ **Taxation of the Company**

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Plan Types. The contract is designed for use with retirement plans that qualify under Tax Code sections 401(a), 403(b) or 457(b). The contract provides the investment options, payout options, and other features described in this prospectus, but does not provide tax benefits beyond those provided by the plan. You will not generally pay taxes on earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 401(a), 403(b) or 457(b) also generally defer payment of taxes on earnings until they are withdrawn. (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the various types of plans are taxed.) When an annuity contract is used to fund one of these tax-qualified retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative.

The Contract and Retirement Plans. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers and any death benefit.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

401(a), 403(b) and 457(b) Plans. All distributions from 401(a) 403(b) and 457(b) plans are taxed as received unless:

➢ If a 401(a), 403(b) or governmental 457(b) plan, distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code, or

➢ You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

457(b) Plans. All amounts received under a governmental 457(b) plan are includible in gross income when paid, and under non-governmental 457(b) plans when paid or otherwise made available to you or your designated beneficiary.

Taxation of Death Benefits

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

401(a), 403(b) or 457 Plans. Under certain circumstances the Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 401(a) or 403(b) plan or from amounts distributed from a 457(b) plan that are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan unless certain exceptions, including one or more of the following have occurred:

(a)   You have attained age 59½;

(b)   You have become disabled, as defined in the Tax Code;

(c)   You have died;

(d)   You have separated from service with the plan sponsor at or after age 55;

(e)   The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;

(f)   The distribution amount is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary, and you have had a separation from service with the plan sponsor; or

(g)   The distribution is made due to an IRS levy upon your account.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 403(b) Plans or Governmental 457(b) Plans. Generally, under these plans you or a designated beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

Non-Governmental Tax Exempt 457(b) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans sponsored by tax exempt, non-governmental employers.

Minimum Distribution Requirements

To avoid certain tax penalties, you and any designated beneficiary must meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate one or more of the following:

➢   Start date for distributions;

➢   The time period in which all amounts in your account(s) must be distributed; and/or

➢   Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

➢ You are a 5% owner, in which case such distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70½; or

➢ Under 403(b) plans, if the Company maintains records of amounts held as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over one of the following time periods:

➢ Over your life or the joint lives of you and your designated beneficiary; or

➢ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. Different distribution requirements apply if your death occurs:

➢ After you begin receiving minimum distributions under the contract; or

➢ Before you begin receiving such distributions.

➢ If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) and the regulations thereunder provides specific rules for calculating the minimum required distributions at your death.

Should you die before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2003, your entire balance must be distributed to the designated beneficiary by December 31, 2008. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in one of the following time-frames:

➢ Over the life of the designated beneficiary; or

➢ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin on or before the later of the following:

➢ December 31 of the calendar year following the calendar year of your death; or
➢ December 31 of the calendar year in which you would have attained age 70½.

Rules Specific to Certain Plans

403(b) Plans

In addition to being offered as an investment option under the contract, shares of certain of the funds:

- AIM Mid Cap Core Equity Fund (Class A)
- Baron Growth Fund
- Janus Adviser Series Balanced Fund (Class I)
- Lord Abbett Mid-Cap Value Fund (Class A)
- Oppenheimer Global Fund
- Oppenheimer Main Street® Fund (Class A)
- Pioneer Fund (Class A)
- Pioneer High Yield Fund (Class A)
- Scudder Equity 500 Index Fund (Investment)

are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an "annuity" for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional federal tax liability would have been incurred if the contribution were paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedures 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Exclusions from Gross Income. Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $40,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 403(b) plan to generally no more than $12,000 in 2003. This limit is scheduled to increase as follows:

- $13,000 in 2004;
- $14,000 in 2005;
- $15,000 in 2006.

After 2006, contribution limits will be subject to indexing. Your own limit may be higher or lower, depending upon certain conditions.

Payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, for any plan year beginning on or after January 1, 2002, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a)   The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

> ➢ $2,000 in 2003;
> ➢ $3,000 in 2004;
> ➢ $4,000 in 2005;
> ➢ $5,000 in 2006 and thereafter; or

(b)   The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up provision may be available. For advice on using the contribution catch-up provisions, please consult with your tax advisor.

Restrictions on Distributions. Tax Code section 403(b)(11) restricts the distribution under Section 403(b) contracts of:

➢   Salary reduction contributions made after December 31, 1988;
➢   Earnings on those contributions; and
➢   Earnings during such period on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon your death, attainment of age 59½, severance from employment, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

401(a) Plans

Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
(1) a plan participant as a means to provide benefit payments;
(2) an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
(3) to the Company as collateral for a loan.

Exclusion From Gross Income. The Tax Code imposes a maximum limit on annual payments to your account(s) that may be excluded from gross income. The employer must calculate this limit under the plan in accordance with Tax Code section 415. This limit is generally the lesser of 100% of your compensation or $40,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after

December 31, 1997 includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457. The limit applies to your contributions as well as any contributions made by your employer on your behalf. Your own limits may be higher or lower, depending on certain conditions. In addition, payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

457 Plans

457(b) Plan. A 457(b) plan is subject to restrictions on contributions and distributions.

Trust Requirement. 457(b) plans maintained by state or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, custodial accounts and annuity contracts are treated as trusts.

457(b) Plans of Non-Governmental Employers. Under 457(b) plans maintained by non-governmental, tax-exempt employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors, until paid or made available to you or your designated beneficiary. In addition, participation in a 457(b) plan maintained by a non-governmental, tax-exempt employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations).

Contributions to a 457(b) Plan Excluded from Gross Income. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of the dollar amount limit set forth below, or 100% of your includible compensation. Includible compensation means your compensation from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), 403(b) and 125 cafeteria plans.

The annual dollar amount limits are as follows:

- ➢ $12,000 in 2003;
- ➢ $13,000 in 2004;
- ➢ $14,000 in 2005;
- ➢ $15,000 in 2006 and thereafter.

After 2006, the annual dollar limits will be subject to indexing.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, for any plan year beginning on or after January 1, 2002, a participant in a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a)   The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

- ➢ $2,000 in 2003;
- ➢ $3,000 in 2004;
- ➢ $4,000 in 2005;
- ➢ $5,000 in 2006 and thereafter; or

(b)   The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up provision may be available. For advice on using the contribution catch-up provisions, please consult with your tax adviser.

Restrictions on Distributions. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

Other Topics

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

➢ Standardized average annual total returns; and
➢ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising, request a Statement of Additional Information at the number listed in "Contract Overview—Questions."

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account.

We include all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we do not include the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the

subaccount. Generally, under contracts issued in connection with section 403(b) or 401(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. . Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

➢ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
➢ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors".

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Aeltus Capital, Inc.	ING Direct Funds Limited
BancWest Investment Services, Inc.	ING DIRECT Securities, Inc.
Baring Investment Services, Inc.	ING Funds Distributor, Inc.
Compulife Investor Services, Inc.	ING Furman Selz Financial Services LLC
Directed Services, Inc.	ING TT&S (U.S.) Securities, Inc.
Financial Network Investment Corporation	Locust Street Securities, Inc.
Granite Investment Services, Inc.	Multi-Financial Securities Corporation
Guaranty Brokerage Services, Inc.	PrimeVest Financial Services, Inc.
IFG Network Securities, Inc.	Systematized Benefits Administrators, Inc.
ING America Equities, Inc.	United Variable Services, Inc.
ING Barings Corp.	VESTAX Securities Corporation
	Washington Square Securities, Inc.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 1% to a maximum of 5% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid. The average of all commissions and asset-based service fees paid is estimated to equal approximately 2.5% of the total payments made over the life of an average contract. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. However, any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may be also reimbursed for certain expenses.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Agreement with the Company.

The American Federation of Teachers AFL-CIO has decided to establish and make available to its members 403(b) and 457(b) programs and has endorsed the Company as the exclusive provider. In return for this endorsement, the Company will provide a broad range of investment products and services to the members of the AFT.

The Company will reimburse AFT for direct out-of-pocket expenses anticipated not to exceed $75,000 for calendar years 2003 and 2004 combined, and $25,000 for each calendar year thereafter. This payment is to cover expenses incurred in the promotion of the AFT program.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least twelve months after the contract effective date or until at least twelve months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party. The validity of the securities offered by this prospectus has been passed upon by Counsel to the Company.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the Exchange is restricted;
(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Contents of the Statement of Additional Information

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Performance Data
      General
      Average Annual Total Return Quotations
Income Phase Payments
Sales Material and Advertising
Independent Auditors
Financial Statements of the Separate Account - Variable Annuity Account C
Financial Statements of ING Life Insurance and Annuity Company

Appendix I
Fixed Plus Account

The Fixed Plus Account is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. We may credit a different rate for lump sum payments than for installment payments. We credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at our Home Office. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

➢ One-fifth of the Fixed Plus Account value on the day the request is received in good order, reduced by any Fixed Plus Account withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;

- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

(a) Due to your death during the accumulation phase if the amount is paid within six months of your death; or

(b) Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis; or

(c) When the Fixed Plus Account value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.

(d) Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

- If applicable, the hardship is certified by the employer;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

(e) Due to your separation from service with the employer, provided that all the following apply:

- The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
- Separation from service is documented in a form acceptable to us;
- The amount withdrawn is paid directly to you; and
- The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

(f) Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We currently waive this limit for your Fixed Plus Account value attributable to installment payments only; however, we reserve the right to institute this limit in the future. We determine the amount eligible for transfer on the day we receive a transfer request in good order at our Home Office. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. See "Contract Purchase and Participation—Transfer Credits." The transfer credit is a specified percentage of the assets transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company, plus the interest that would have been credited had that amount been deposited in the Fixed Plus Account on the first business day of the calendar month following its calculation. We apply the transfer credit to the current value held in the Fixed Plus Account.

Appendix II
Participant Appointment of Employer as Agent
Under an Annuity Contract

For Plans under Section 403(b) or 401(a) of the Code (Except voluntary Section 403(b) Plans)

The employer has adopted a plan under Internal Revenue Code Sections 403(b) or 401(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

➢ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) or 401(a), the participant has ownership in the value of his/her Employer Account.
➢ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
➢ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.
➢ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
➢ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

Appendix III
Fund Descriptions

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge, from our Home Office at the address and telephone number listed in "Contract Overview – Questions", by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Mid Cap Core Equity Fund (Class A Shares)	A I M Advisors, Inc.	Seeks to provide long-term growth of capital. Seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities, including convertible securities, of mid-capitalization companies.
Baron Growth Fund	BAMCO, Inc.	Seeks capital appreciation through long-term capital investments primarily in the securities of small growth companies. Invests primarily in common stocks of smaller growth companies with market values under $2.5 billion selected for their capital appreciation potential.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC (Advisory Services)	A *nondiversified* fund that seeks long-term total return. The fund will normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase.
ING Partners, Inc. – ING Alger Aggressive Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in the common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING VP Bond Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of debt securities. Under normal market conditions, invests at least 80% of net assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Portfolio may invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 500. The subadviser's objective is to overweight those stocks in the S&P 500 that they believe will outperform the index and underweight or avoid those stocks in the S&P 500 that they believe will underperform the index.
ING Variable Products Trust – ING VP International Value Portfolio (Class R Shares)	ING Investments, LLC	Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalization. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies, defined as: 1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); 2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and 3) companies with market capitalizations lower than companies included in the first two categories.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Balanced Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Income Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
Janus Adviser Series – Janus Adviser Balanced Fund (Class I Shares)	Janus Capital Management LLC (Janus Capital)	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income senior securities.
Lord Abbett Mid-Cap Value Fund (Class A Shares)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.
Oppenheimer Global Fund (Class A Shares)	OppenheimerFunds, Inc.	Seeks long-term capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. Currently focuses its investments in mid-cap and large-cap companies in developed markets such as the United States, Western European countries and Japan.
Oppenheimer Main Street Fund® (Class A Shares)	OppenheimerFunds, Inc.	Seeks high total return. Currently, invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. Can also buy debt securities, such as bonds and debentures, but does not currently emphasize these investments.
Pioneer Fund (Class A Shares)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. Invests the major portion of its assets in equity securities, primarily of U.S. issuers.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pioneer High Yield Fund (Class A Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, invests at least 80% of total assets in below investment grade (high yield) debt securities and preferred stocks. These high yield securities may be convertible into the equity securities of the issuer.
Scudder Equity 500 Index Fund (Investment Class)	Deutsche Asset Management, Inc.	Seeks to replicate, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks of large U.S. companies. The fund is a feeder fund that invests all of its assets in a master portfolio with the same objective as the fund. The fund invests, through the master portfolio, primarily in common stocks of companies that comprise the S&P 500 Index, in approximately the same weightings as the S&P 500 Index.

For Master Applications Only

I hereby acknowledge receipt of an Account C prospectus dated August __, 2003, as well as all current prospectuses for the funds available under the Contracts.

___ Please send an Account C Statement of Additional Information (Form No. SAI.AFT-03) dated August __, 2003.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.AFT-03